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                                  UNITED STATES
                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                        Babson Capital Corporate Investors
                                (NAME OF ISSUER)


                                  Common Shares
                         (TITLE OF CLASS OF SECURITIES)


                                    05617K109
                                 (CUSIP NUMBER)


                               December 31, 2015
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this
	Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 05617K109                    13G                     PAGE 2 OF 6 PAGES
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  1   NAMES OF REPORTING PERSONS:

      Massachusetts Mutual Life Insurance Company
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]
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  3   SEC USE ONLY


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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts
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                            5   SOLE VOTING POWER

                                1,723,624
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 1,723,624
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                0
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,723,624

      Massachusetts Mutual Life Insurance Company holds a $30,000,000 Senior Fixed Rate Convertible Note that is convertible into an equivalent dollar amount of common shares.
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.1%

      The conversion rate of the Senior Fixed Rate Convertible Note is based on the market price of Babson Capital Corporate Investor's common shares, so Massachusetts Mutual Life Insurance Company's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.
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 12   TYPE OF REPORTING PERSON

      IC
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CUSIP No. 05617K109                    13G                     PAGE 3 OF 6 PAGES
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Item     1(a) Name of Issuer:

              Babson Capital Corporate Investors

         1(b) Address of Issuer's Principal Executive Offices:

              1500 Main Street
              Springfield, MA  01115

Item     2(a) Name of Person Filing:

              Massachusetts Mutual Life Insurance Company

         2(b) Address of Principal Business Office or, if None, Residence:

              Massachusetts Mutual Life Insurance Company
              1295 State Street
              Springfield, MA  01111

         2(c) Citizenship:

              Commonwealth of Massachusetts

         2(d) Title of Class of Securities:

              Common Shares

         2(e) CUSIP Number:

              05617K109

Item 3 This statement is filed pursuant to Rule 13d-1(b) by Massachusetts Mutual Life Insurance Company, an insurance company as defined in
              Section 3(a)(19) of the Securities Exchange Act of 1934.

Item     4    Ownership

         4(a) Amount beneficially owned:

              Massachusetts Mutual Life Insurance Company ("MassMutual") is the holder of a $30,000,000 Babson Capital Corporate Investors ("MMCI") Senior Fixed Rate Convertible Note (the "Note") due November 15, 2017. The dollar amount of principal of the Note is convertible into an equivalent dollar amount of MMCI's common shares based upon the average price of MMCI's common shares for ten business days prior to MassMutual's notice of conversion. The ten business day average closing market price of MMCI's common shares

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CUSIP No. 05617K109                    13G                     PAGE 4 OF 6 PAGES
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              for the ten-day period ended December 31, 2015 was $17.41 and as such the Note would have converted into approximately 1,723,624 common shares if the Note had been converted as of December 31, 2015. Since the conversion rate is based on the market price of MMCI's common shares, MassMutual's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.

              Total shares of common shares owned directly and indirectly:
              1,723,624(subject to change with market). Additionally, Babson
	      Capital Management LLC, a wholly-owned subidiary of MassMutual is
	      the beneficial owner of 165,646 common shares of MMCI and Cornerstone
	      Real Estate Advisers LLC, a subsidiary of  Babson Capital Management
	      LLC is beneficial owner of 54,018 common shares of MMCI.

              The filing of this statement shall not be construed as an admission that MassMutual is for the purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the common shares stock of MMCI, including the common shares held by Cornerstone Real Estate Advisers LLC or Babson Capital Management LLC.

         4(b) Percent of Class:

              The 1,723,624 common shares mentioned above represent 8.1% of MMCI's common shares calculated as follows:

              1,723,624 (the amount of common shares from conversion based on a conversion price of $17.41) / 1,723,624 (number of new common shares that would be issued by MMCI upon conversion) + 19,633,590 (common shares outstanding as reported in the Issuer's most recent quarterly report filed November 30, 2015) = 8.1%

              Since the conversion rate is based on the market price of MMCI's common shares, MassMutual's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.

         4(c) Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote:
		    1,723,624 (subject to change with market)

              (ii) shared power to vote or to direct the vote: 0

              (iii) sole power to dispose or to direct the disposition of:
                    1,723,624 (subject to change with market)

              (iv) shared power to dispose or to direct the disposition of: 0

Item     5    Ownership of Five Percent or Less of a Class:

              Not applicable

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CUSIP No. 05617K109                    13G                     PAGE 5 OF 6 PAGES
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Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certifications:

         By signing below MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that, to the best of its knowledge and belief, the security referred to above was acquired and is held in the ordinary course of business and was not acquired and is not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and was not acquired and is not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 05617K109                    13G                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 16, 2016

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President